

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2016

W. Austin Lewis, IV
President and Chief Executive Officer
PAID, Inc.
200 Friberg Parkway
Suite 4004
Westborough, Massachusetts 01581

> **Re:** **PAID, Inc.**
> **Amendment No. 1 to Preliminary Consent Solicitation on**
> **Schedule 14A**
> **Filed October 7, 2016**
> **File No. 000-28720**

Dear Mr. Lewis:

We have reviewed your October 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2016 letter.

General

1. Please provide the information about emergeIT required by Item 14(c)(2) of Schedule 14A. Please refer to Note A to Schedule 14A and Part C and Item 17(b) of Form S-4.

Amalgamation Agreement, page 23

2. Please include a section describing the background of the proposed amalgamation. The section should include a "Background of the Amalgamation" section that discusses in reasonable detail the negotiations or material contacts between your company and emergeIT, including the identities of the parties involved, the date of each meeting and the matters considered. This section should also discuss each meeting held by your board

of directors regarding the proposed amalgamation and its final determination, including the strategic alternatives considered and why they were not approved. Please refer to Item 14(b)(7) of Schedule 14A and Item 1005(b) of Regulation M-A.

Audited Consolidated Financial Statements of Paid, Inc., Appendix M

3. It does not appear that you have included your audit report with the audited consolidated financial statements presented in this appendix. Please revise to include the report of your independent registered accountant. Please refer to Rule 2-02 of Regulation S-X.

Unaudited Proforma Financial Information, Appendix O

4. We note the pro forma financial information provided in Appendix O. It does not appear that you have provided pro forma financial information for all of the periods required in Rule 11-02(c) of Regulation S-X. Please revise to provide the required information, or tell us why you don't believe such information is material. Please refer to Item 14(b)(11) of Schedule 14A.

5. Please include the information required by Item 14(b)(10) of Schedule 14A or tell us why you do not believe you are required to do so.

You may contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products